

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Mr. Steven Bisgay
Chief Financial Officer
Knight Capital Group, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

> **Re:** **Knight Capital Group, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 24, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 7, 2010**
> **File No. 001-14223**

Dear Mr. Bisgay:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief